SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: February 17, 2004

D E E R E & C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State of other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Item 5.   Other Events.

The following consists of Deere & Company's press release dated February 17, 2004 concerning first-quarter of fiscal 2004 financial results and supplemental financial information filed as Exhibit 20 to this report and incorporated by reference herein.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

(c)   Exhibits

(20)   Press release and supplemental financial information

Item 12.   Results of Operations and Financial Condition.

The attached schedule of Other Financial Information is furnished under Form 8-K Item 12 (Results of Operations and Financial Condition). The information is not filed for purposes of the Securities Exchange Act of 1934 and is not deemed incorporated by reference by any general statements incorporating by reference this report or future filings into any filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent Deere & Company specifically incorporates the information by reference.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

DEERE & COMPANY

By: */s/ JAMES H. BECHT*
Secretary

Dated: February 17, 2004

Exhibit Index

Number and Description of Exhibit		Sequential Page Number
(20)	Press release and supplemental financial information	Pg. 5

Exhibit 20



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

NEWS RELEASE – February 17, 2004

Contact:
Ken Golden
Manager, Public Relations
Deere & Company
309-765-5678

DEERE REPORTS SIGNIFICANTLY HIGHER EARNINGS FOR FIRST QUARTER; SEES FARM MACHINERY SALES REBOUNDING STRONGLY

- Net income up 151 percent in first quarter.

- Improved markets and strong product lineup drive performance.

- Asset efficiency improvements continue.

MOLINE, IL (February 17, 2004) – Deere & Company today reported worldwide net income of $170.8 million, or $.68 per share, for the first quarter ended January 31, compared with net income of $68.0 million, or $.28 per share, last year.

"Our first-quarter results reflect improved performance in both our agricultural equipment and construction and forestry divisions. All equipment divisions are benefiting from improving market conditions and continued positive customer response to our products," said Robert W. Lane, chairman and chief executive officer. "At the same time, our efforts to control costs and asset levels are on track. Recent performance shows clear evidence that we are indeed building a better business."

Worldwide net sales and revenues grew 25 percent to $3.484 billion for the first quarter as compared to $2.794 billion a year ago. Net sales of the equipment operations were $2.912 billion for the quarter as compared with $2.274 billion last year.

Summary of Equipment Operations

All equipment divisions experienced higher physical volumes of sales in the quarter. In addition, sales benefited from currency translation and improved price realization. Equipment sales in the U. S. and Canada rose 29 percent. Net sales outside the U.S. and Canada increased 26 percent for the quarter. Excluding the impact of changes in currency exchange rates, sales outside the U.S. and Canada were up 10 percent. This increase was mainly due to higher sales of agricultural equipment in South America and improved price realization, partially offset by a lower physical volume of sales in Europe.

Deere's equipment operations reported operating profit of $198 million for the quarter, compared with $42 million last year. Operating profits exclude the impact of external interest expense, taxes and certain other corporate expenses. The operating profit increase was primarily due to a higher physical volume of sales and improved price realization. Partially offsetting these factors were higher postretirement benefit costs of $28 million for the quarter.

- **Agricultural Equipment**. Division sales increased 25 percent for the quarter. The increase was primarily due to higher shipments, the impact of currency translation and improved price realization. Physical volume of shipments was up 14 percent versus a year ago, reflecting strong retail demand in the first quarter. Sales of the U. S. and Canadian operations benefited from retail purchases at the end of the calendar year tied to new U. S. tax provisions for accelerated depreciation. Sales outside the U. S. and Canada increased due to improved markets in South America partially offset by a lower physical volume of sales in Europe. Division operating profit was $85 million for the quarter, compared with $3 million last year. The increase was primarily due to higher worldwide sales and production volumes and higher price realization, partially offset by higher postretirement benefit costs of $21 million.

- **Commercial and Consumer Equipment**. Division sales were up 18 percent for the quarter. The increase was primarily due to strong retail demand. Operating profit was $20 million for the quarter, compared with $23 million last year. The lower operating profit was primarily due to higher promotional and support costs related to new products and the impact of a weaker U. S. dollar on component purchases, partially offset by higher sales.

- **Construction and Forestry**. Division sales rose 46 percent for the quarter, primarily due to higher physical volumes, which was reflective of improved retail activity. Operating profit improved to $93 million for the quarter, compared with $16 million last year. The improvement was primarily due to higher sales and production volumes and a $30 million gain from the sale of Sunstate Equipment Co. in November 2003. As previously announced, the company purchased an additional 42 percent of Nortrax, Inc. in December 2003 for $112 million, increasing its ownership to 83 percent. Accordingly, Nortrax, Inc. was consolidated as a part of the construction and forestry operations beginning in December 2003. As a result of this consolidation, Deere now recognizes all sales and profits of Nortrax as equipment is retail sold. This had an unfavorable impact of approximately $15 million on first quarter operating profit.

Consistent with the company's asset-management goals, trade receivables and inventories remained at favorable levels. Trade receivables at the end of the quarter were $2.838 billion, representing 20 percent of previous 12-month sales, versus $2.911 billion a year ago, equal to 24 percent of the previous 12-month sales. Inventories were $2.170 billion, representing 19 percent of the 12-month cost of sales, versus $1.929 billion a year ago, or 20 percent of the previous 12-month cost of sales. Based on constant exchange rates and excluding the consolidation of Nortrax, Inc., trade receivables and inventories were down approximately $270 million.

Summary of Credit Operations

Net income of the credit operations increased to $76.4 million for the quarter, compared with $69.0 million last year. The increase was primarily due to higher gains from an increased volume of retail note sales, a lower provision for credit losses and growth in the portfolio, partially offset by higher administrative costs.

Market Conditions & Outlook

As a result of the factors and conditions outlined below, sales for the full 2004 fiscal year are expected to increase between 18 to 20 percent and net income is forecast to be in a range of $900 million to $1 billion. Deere's net equipment sales for the second quarter of 2004 are currently forecast to be up approximately 30 percent. Production levels are expected to increase between 18 and 20 percent for the second quarter. Company-wide net income for second-quarter 2004 is forecast in a range of $400 - $450 million. Excluding the impact of currency and price, sales are expected to increase 23 to 25 percent for the quarter and 13 to 15 percent for the year

- **Agricultural Equipment**. In the U.S., a continuation of favorable crop prices and low carryover stocks is expected to keep U.S. farm income at strong levels for the year. Stocks of key commodities such as corn and soybeans are expected to end 2004 at their lowest level in many years as a result of rising consumption and higher exports. In addition, new tax provisions offering accelerated depreciation should help support farm machinery sales this year. U.S. livestock receipts are expected to be down from last year's record levels due to a reduction in beef exports, and lower beef prices, related to concerns over mad cow disease. Despite these factors, total U.S. livestock receipts are expected to remain at historically high levels. As a result of these generally positive conditions, and due to the fact that sales have started out on a strong note, industry retail sales in the U.S. and Canada are now expected to be up 15 to 20 percent for fiscal 2004.

  Industry retail sales in Western Europe are expected to be flat to down 5 percent for the year mainly as a result of lower farm income, especially in the livestock sector, due to the impact of last year's drought. In South America, Deere now believes that industry sales will increase by 5 to 10 percent for the year. The projected increase is based on continued strong conditions in Brazil and the extension of government financing programs there, as well as improvement in Argentina and other areas of the region. In another important market, Australia, conditions are improving due in large part to favorable weather.

On a worldwide basis, sales of John Deere agricultural equipment are now forecast to be up between 20 and 22 percent for the year with an increase in physical volume of 14 to 16 percent.

- **Commercial & Consumer Equipment**. John Deere commercial and consumer equipment sales are expected to continue benefiting from the success of new products, including an expanded utility-vehicle line. As a result, division sales are forecast to be up between 11 and 13 percent for the year. Incremental margins are expected to recover over the course of the year.

- **Construction & Forestry**. Retail activity in the construction and forestry sectors continues to move sharply higher, primarily as a result of strong replacement demand by contractors and independent rental companies. Sales of construction equipment are being stimulated by economic growth and a strong housing market. Forestry sales, which are expected to increase for the year in both North America and Europe, are benefiting from favorable pulp and lumber prices. Industry sales of construction and forestry equipment in the U.S. and Canada are expected to be up 10 to 15 percent for the year. Including the consolidation of Nortrax, Deere's worldwide construction and forestry sales are expected to increase between 20 and 22 percent for the year.

- **Credit**. Although Deere's credit operations are expected to benefit from further growth in the loan portfolio, net income for 2004 is forecast to be down slightly as a result of lower gains on receivable sales. The division expects net income of about $300 million for the year.

Strengthening Markets Expected to Help Generate Better Performance

"The recent strengthening in key markets along with ongoing actions to control costs and asset levels is expected to help Deere achieve better results for the year. "For some time now, we have been making progress in improving efficiency, while increasing the number of John Deere customers around the world," Lane said. "Our work on these initiatives is not complete. However, with important equipment markets showing signs of growth, we are confident of our ability to reach a new level of performance and deliver higher value for investors."

John Deere Capital Corporation

The following is disclosed on behalf of the company's credit subsidiary, John Deere Capital Corporation (JDCC), in connection with the disclosure requirements applicable to its periodic issuance of debt securities in the public market.

JDCC's net income was $69.3 million for the quarter, compared with $62.3 million last year. The increase in quarterly net income was primarily due to higher gains from an increased volume of retail note sales, lower provision for credit losses and growth in the portfolio, partially offset by higher administrative costs.

Net receivables and leases financed by JDCC were $11.426 billion at January 31, 2004, compared with $11.423 billion one year ago. Net receivables and leases administered, which include receivables previously sold, totaled $14.267 billion at January 31, 2004, compared with $13.732 billion one year ago.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
Statements herein that relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Some of these risks and uncertainties could affect particular lines of business, while others could affect all of the company's businesses.

Forward-looking statements involve certain factors that are subject to change, including for the company's agricultural equipment segment the many interrelated factors that affect farmers' confidence, including worldwide demand for agricultural products, world grain stocks, prices realized for commodities and livestock, crop production expenses (most notably fuel and fertilizer costs), weather and soil conditions, real estate values, available acreage for farming, the level, complexity and distribution of government farm programs, animal diseases (including further outbreaks of "mad cow," "foot-and-mouth" and "avarian flu" diseases), crop pests, harvest yields, availability of rail transport for crops and the level of farm product exports (including concerns about genetically modified organisms).

Factors affecting the outlook for the company's commercial and consumer equipment segment include general economic conditions in the United States, consumer confidence, consumer borrowing patterns and weather conditions. An important assumption is continued consumer acceptance of the company's new products, including the new 100-series lawn tractors and an expanded utility vehicle line. Sales of commercial and consumer equipment during the spring are also affected by the severity and timing of weather patterns.

The number of housing starts is especially important to sales of the company's construction equipment. The levels of public and non-residential construction also impact the results of the company's construction and forestry segment. Prices for pulp, lumber and structural panels are important to sales of forestry equipment.

All of the company's businesses and its reported results are affected by general economic conditions in and the political stability of the global markets in which the company operates (including Brazil, Argentina and other South American countries); monetary and fiscal policies of various countries; wars and other international conflicts and the threat thereof; actions by the United States Federal Reserve Board and other central banks; actions by the United States Securities and Exchange Commission; actions by environmental regulatory agencies, including those related to engine emissions and the risk of global warming; actions by other regulatory bodies; actions by rating agencies; capital market disruptions; investor sentiment; inflation and deflation rates; interest rate levels and currency exchange rates; customer borrowing and repayment practices, and the number of customer loan delinquencies and defaults; actions of competitors in the various industries in which the company competes, particularly price discounting; dealer practices, especially as to levels of new and used field inventories; production and technological difficulties, including capacity and supply constraints; oil and energy prices and supplies; labor relations; changes to accounting standards; the effects of terrorism and the response thereto; and legislation affecting the sectors in which the company operates. Company results are also affected by significant changes in health care costs and in market values of investment assets, which impact postretirement benefit costs.

The company's outlook is based upon assumptions relating to the factors described above, which are sometimes based upon estimates and data prepared by government agencies. Such estimates and data are often revised. The company, however, undertakes no obligation to update or revise its outlook, whether as a result of new developments or otherwise. Further information concerning the company and its businesses, including factors that potentially could materially affect the company's financial results, is included in the company's most recent annual report on Form 10-K and other filings with the Securities and Exchange Commission.

First Quarter 2004 Press Release
(millions of dollars and shares except per share amounts)

	Three Months Ended January 31			
	2004	2003		% Change
Net sales and revenues:				
Agricultural equipment net sales	$ 1,596	$ 1,279	**	+25
Commercial and consumer equipment net sales	570	483		+18
Construction and forestry net sales	746	512		+46
Total net sales *	2,912	2,274		+28
Credit revenues	316	323		-2
Other revenues	256	197		+30
Total net sales and revenues *	$ 3,484	$ 2,794		+25
Operating profit:				
Agricultural equipment	$ 85	$ 3	**	
Commercial and consumer equipment	20	23		-13
Construction and forestry	93	16		+481
Credit	117	107		+9
Other	6	7	**	-14
Total operating profit *	321	156		+106
Interest, corporate expenses and income taxes	(150)	(88)		+70
Net income	$ 171	$ 68		+151
Per share:				
Net income - basic	$ .70	$ .28		+150
Net income - diluted	$ .68	$ .28		+143
* Includes overseas equipment operations:				
Net sales	$ 914	$ 724		+26
Operating profit	$ 108	$ 47		+130

** In the first quarter of 2004, the special technologies group's segment results were transferred from the other operations to the agricultural equipment operations due to changes in internal reporting. The other operations now represent the health care operations only. The 2003 first-quarter results for the agricultural equipment operations and the other operations were restated by net sales of $8 million and an operating loss of $3 million related to the special technologies group, which had no effect on the total net sales and operating profit.

	January 31, 2004	October 31, 2003	January 31, 2003
Consolidated:			
Trade accounts and notes receivable - net	$ 2,838	$ 2,619	$ 2,911
Inventories	$ 2,170	$ 1,366	$ 1,929
Financial Services:			
Financing receivables and leases financed – net	$ 10,613	$ 11,281	$ 10,381
Financing receivables and leases administered - net	$ 13,740	$ 14,197	$ 12,820
Average shares outstanding	245.4	240.2	239.2

DEERE & COMPANY
STATEMENT OF CONSOLIDATED INCOME
For the Three Months Ended January 31, 2004 and 2003
(In millions of dollars except per share amounts) Unaudited

	2004	2003
Net Sales and Revenues		
Net sales	$ 2,911.6	$ 2,273.7
Finance and interest income	294.7	310.9
Health care premiums and fees	181.4	151.0
Other income	96.1	58.0
Total	3,483.8	2,793.6
Costs and Expenses		
Cost of sales	2,294.5	1,857.4
Research and development expenses	138.2	117.5
Selling, administrative and general expenses	417.7	357.3
Interest expense	147.4	152.0
Health care claims and costs	150.6	120.4
Other operating expenses	73.2	83.5
Total	3,221.6	2,688.1
Income of Consolidated Group		
Before Income Taxes	262.2	105.5
Provision for income taxes	92.6	37.5
Income of Consolidated Group	169.6	68.0
Equity in Income (Loss) of Unconsolidated Affiliates		
Credit	.2	.1
Other	1.0	(.1)
Total	1.2	
Net Income	$ 170.8	$ 68.0
Per Share:		
Net income - basic	$ .70	$ .28
Net income - diluted	$ .68	$ .28

See Notes to Interim Financial Statements.

DEERE & COMPANY
CONDENSED CONSOLIDATED BALANCE SHEET
(In millions of dollars) Unaudited

	January 31 2004		October 31 2003		January 31 2003	
Assets						
Cash and cash equivalents	$	4,087.8	$	4,384.5	$	3,553.4
Marketable securities		262.8		231.8		187.7
Receivables from unconsolidated affiliates		23.8		303.2		296.0
Trade accounts and notes receivable - net		2,837.8		2,619.3		2,911.3
Financing receivables - net		9,396.9		9,974.2		8,893.4
Other receivables		352.1		428.3		282.5
Equipment on operating leases - net		1,289.5		1,381.9		1,513.9
Inventories		2,169.8		1,366.1		1,929.3
Property and equipment - net		2,098.6		2,075.6		2,001.9
Investments in unconsolidated affiliates		113.7		195.5		176.2
Goodwill		938.2		872.1		830.9
Other intangible assets - net		256.0		252.9		90.5
Prepaid pension costs		62.3		62.6		51.4
Other assets		566.4		534.3		642.3
Deferred income taxes		1,517.1		1,476.1		1,492.8
Deferred charges		115.6		99.6		100.1
Total Assets	$	26,088.4	$	26,258.0	$	24,953.6
Liabilities and Stockholders' Equity						
Short-term borrowings	$	3,458.1	$	4,347.2	$	4,170.1
Payables to unconsolidated affiliates		122.8		87.8		64.4
Accounts payable and accrued expenses		3,021.2		3,105.5		2,834.2
Health care claims and reserves		111.3		94.1		102.2
Accrued taxes		218.6		226.5		117.2
Deferred income taxes		30.1		30.7		24.8
Long-term borrowings		10,746.7		10,404.2		10,469.7
Retirement benefit accruals and other liabilities		4,095.1		3,959.9		3,914.1
Total liabilities		21,803.9		22,255.9		21,696.7
Stockholders' equity		4,284.5		4,002.1		3,256.9
Total Liabilities and Stockholders' Equity	$	26,088.4	$	26,258.0	$	24,953.6

See Notes to Interim Financial Statements.

DEERE & COMPANY
CONDENSED STATEMENT OF CONSOLIDATED CASH FLOWS
For the Three Months Ended January 31, 2004 and 2003
(In millions of dollars) Unaudited

	2004	2003
Cash Flows from Operating Activities		
Net income	$ 170.8	$ 68.0
Adjustments to reconcile net income to net cash		
used for operating activities	(397.2)	(605.4)
Net cash used for operating activities	(226.4)	(537.4)
Cash Flows from Investing Activities		
Collections of receivables	2,822.6	2,233.3
Proceeds from sales of financing receivables	696.0	292.0
Proceeds from maturities and sales of marketable securities	10.8	9.8
Proceeds from sales of equipment on operating leases	114.9	107.7
Proceeds from sales of businesses	74.5	22.5
Cost of receivables acquired	(2,867.0)	(2,282.7)
Purchases of marketable securities	(33.5)	(7.4)
Purchases of property and equipment	(53.7)	(48.4)
Cost of operating leases acquired	(87.0)	(76.9)
Acquisitions of businesses, net of cash acquired	(108.6)	(4.0)
Increase in receivables with unconsolidated affiliates	(14.9)	(4.6)
Other	(2.3)	(.4)
Net cash provided by investing activities	551.8	240.9
Cash Flows from Financing Activities		
Increase (decrease) in short-term borrowings	(438.2)	62.4
Proceeds from long-term borrowings	267.5	1,842.4
Principal payments on long-term borrowings	(532.6)	(857.2)
Proceeds from issuance of common stock	133.2	19.8
Repurchases of common stock	(.2)	(.4)
Dividends paid	(53.4)	(52.5)
Other		(1.2)
Net cash provided by (used for) financing activities	(623.7)	1,013.3
Effect of Exchange Rate Changes on Cash	1.6	21.7
Net Increase (Decrease) in Cash and Cash Equivalents	(296.7)	738.5
Cash and Cash Equivalents at Beginning of Period	4,384.5	2,814.9
Cash and Cash Equivalents at End of Period	$ 4,087.8	$ 3,553.4

See Notes to Interim Financial Statements.

Notes to Interim Financial Statements (Unaudited)

(1)   Dividends declared and paid on a per share basis were as follows:

	Three Months Ended January 31	
	2004	2003
Dividends declared	$ .22	$ .22
Dividends paid	$ *	$ .22

   * The dividend declared in the first quarter of 2004 had a payment date of
       February 2, 2004.

(2)   The calculation of basic net income per share is based on the average number of shares outstanding
    during the three months ended January 31, 2004 and 2003 of 245.4 million and 239.2 million,
    respectively. The calculation of diluted net income per share recognizes primarily the dilutive
    effect of the assumed exercise of stock options.

(3)   Comprehensive income, which includes all changes in the Company's equity during the period
    except transactions with stockholders, was as follows in millions of dollars:

	Three Months Ended January 31	
	2004	2003
Net income	$ 170.8	$ 68.0
Other comprehensive income (loss), net of tax:		
Change in cumulative translation adjustment	22.7	58.2
Unrealized gain on investments	7.2	3.3
Unrealized gain (loss) on derivatives	1.1	(3.5)
Comprehensive income	$ 201.8	$ 126.0

(4)   The consolidated financial statements represent the consolidation of all Deere & Company's
    subsidiaries. In the supplemental consolidating data in Note 5 to the financial statements,
    "Equipment Operations" (Deere & Company with Financial Services on the Equity Basis) include the
    Company's agricultural equipment, commercial and consumer equipment and construction and
    forestry operations, with Financial Services reflected on the equity basis. The supplemental
    "Financial Services" data in Note 5 include Deere & Company's credit and health care operations.

(5) SUPPLEMENTAL CONSOLIDATING DATA
STATEMENT OF INCOME
For the Three Months Ended January 31, 2004 and 2003

(In millions of dollars) Unaudited	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
	2004	2003	2004	2003
Net Sales and Revenues				
Net sales	$ 2,911.6	$ 2,273.7		
Finance and interest income	18.4	20.2	$ 328.8	$ 339.6
Health care premiums and fees			186.0	155.7
Other income	68.1	38.3	38.2	30.8
Total	2,998.1	2,332.2	553.0	526.1
Costs and Expenses				
Cost of sales	2,298.2	1,861.2		
Research and development expenses	138.2	117.5		
Selling, administrative and general expenses	312.6	254.5	107.0	104.2
Interest expense	53.1	54.5	102.1	105.7
Interest compensation to Financial Services	44.7	40.7		
Health care claims and costs			150.6	120.4
Other operating expenses	11.3	11.8	71.1	82.3
Total	2,858.1	2,340.2	430.8	412.6
Income (Loss) of Consolidated Group				
Before Income Taxes	140.0	(8.0)	122.2	113.5
Provision (credit) for income taxes	49.7	(2.8)	42.9	40.3
Income (Loss) of Consolidated Group	90.3	(5.2)	79.3	73.2
Equity in Income of Unconsolidated				
Subsidiaries and Affiliates				
Credit	76.4	69.0	.2	.1
Other	4.1	4.2		
Total	80.5	73.2	.2	.1
Net Income	$ 170.8	$ 68.0	$ 79.5	$ 73.3

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL CONSOLIDATING DATA (Continued)
CONDENSED BALANCE SHEET

(In millions of dollars) Unaudited	EQUIPMENT OPERATIONS *			FINANCIAL SERVICES		
	January 31 2004	October 31 2003	January 31 2003	January 31 2004	October 31 2003	January 31 2003
Assets						
Cash and cash equivalents	$ 3,450.1	$ 4,009.3	$ 3,148.2	$ 637.7	$ 375.2	$ 405.3
Cash equivalents deposited with unconsolidated subsidiaries	280.3	278.1	106.5			
Cash and cash equivalents	3,730.4	4,287.4	3,254.7	637.7	375.2	405.3
Marketable securities				262.8	231.8	187.7
Receivables from unconsolidated subsidiaries and affiliates	361.6	178.8	182.1		274.3	267.7
Trade accounts and notes receivable - net	666.3	646.1	674.7	2,519.7	2,279.1	2,585.8
Financing receivables - net	61.3	63.5	14.5	9,335.6	9,910.7	8,878.9
Other receivables	134.6	236.6	117.5	217.5	191.7	165.1
Equipment on operating leases - net	11.5	11.9	12.0	1,277.9	1,369.9	1,501.9
Inventories	2,169.8	1,366.1	1,929.3			
Property and equipment - net	2,067.1	2,042.9	1,967.1	31.5	32.7	34.9
Investments in unconsolidated subsidiaries and affiliates	2,373.6	2,431.2	2,330.8	4.0	3.8	2.8
Goodwill	938.1	871.9	830.7	.2	.2	.2
Other intangible assets - net	255.7	252.6	90.1	.2	.2	.4
Prepaid pension costs	61.7	62.0	51.4	.6	.6	
Other assets	238.3	195.0	229.2	328.1	339.4	413.1
Deferred income taxes	1,625.3	1,590.8	1,579.7	2.1	3.2	1.5
Deferred charges	95.0	78.4	75.7	21.9	22.1	26.7
Total Assets	$ 14,790.3	$ 14,315.2	$ 13,339.5	$ 14,639.8	$ 15,034.9	$ 14,472.0
Liabilities and Stockholders' Equity						
Short-term borrowings	$ 642.6	$ 577.0	$ 501.6	$ 2,815.5	$ 3,770.2	$ 3,668.5
Payables to unconsolidated subsidiaries and affiliates	122.8	96.7	72.1	618.1	419.4	252.7
Accounts payable and accrued expenses	2,738.9	2,771.5	2,515.2	631.7	640.7	670.5
Health care claims and reserves				111.3	94.1	102.2
Accrued taxes	191.7	209.9	96.8	26.9	16.6	20.3
Deferred income taxes	5.1	11.5	9.9	135.3	137.2	103.3
Long-term borrowings	2,754.7	2,727.5	3,008.0	7,992.0	7,676.7	7,461.7
Retirement benefit accruals and other liabilities	4,050.0	3,919.0	3,879.0	45.1	40.8	35.1
Total liabilities	10,505.8	10,313.1	10,082.6	12,375.9	12,795.7	12,314.3
Stockholders' equity	4,284.5	4,002.1	3,256.9	2,263.9	2,239.2	2,157.7
Total Liabilities and Stockholders' Equity	$ 14,790.3	$ 14,315.2	$ 13,339.5	$ 14,639.8	$ 15,034.9	$ 14,472.0

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

SUPPLEMENTAL CONSOLIDATING DATA (Continued)
CONDENSED STATEMENT OF CASH FLOWS
For the Three Months Ended January 31, 2004 and 2003

(In millions of dollars) Unaudited	EQUIPMENT OPERATIONS*		FINANCIAL SERVICES	
	2004	2003	2004	2003
Cash Flows from Operating Activities				
Net income	$ 170.8	$ 68.0	$ 79.5	$ 73.3
Adjustments to reconcile net income to net cash				
provided by (used for) operating activities	(316.1)	(370.7)	112.9	112.7
Net cash provided by (used for) operating activities	(145.3)	(302.7)	192.4	186.0
Cash Flows from Investing Activities				
Collections of receivables	28.4	44.6	4,904.9	3,631.2
Proceeds from sales of financing receivables			696.0	292.0
Proceeds from maturities and sales of marketable securities			10.8	9.8
Proceeds from sales of equipment on operating leases			114.9	107.7
Proceeds from sales of businesses	74.5	22.5		
Cost of receivables acquired	(11.5)	(.2)	(5,174.4)	(4,141.3)
Purchases of marketable securities			(33.5)	(7.4)
Purchases of property and equipment	(53.2)	(48.0)	(.5)	(.3)
Cost of operating leases acquired		(.1)	(87.0)	(76.8)
Acquisitions of businesses, net of cash acquired	(108.6)	(4.0)		
Decrease (increase) in receivables with unconsolidated affiliates			274.3	(7.9)
Other	4.2	2.7	(6.4)	(2.8)
Net cash provided by (used for) investing activities	(66.2)	17.5	699.1	(195.8)
Cash Flows from Financing Activities				
Increase (decrease) in short-term borrowings	65.5	84.0	(503.7)	(21.7)
Change in intercompany receivables/payables	(481.0)	51.4	198.9	(735.7)
Proceeds from long-term borrowings	.6	.4	266.9	1,842.0
Principal payments on long-term borrowings	(4.1)	(6.7)	(528.5)	(850.5)
Proceeds from issuance of common stock	133.2	19.8		
Repurchases of common stock	(.2)	(.4)		
Dividends paid	(53.4)	(52.5)	(70.3)	(1.2)
Other		(1.2)		
Net cash provided by (used for) financing activities	(339.4)	94.8	(636.7)	232.9
Effect of Exchange Rate Changes on Cash	(6.1)	15.8	7.7	5.9
Net Increase (Decrease) in Cash and Cash Equivalents	(557.0)	(174.6)	262.5	229.0
Cash and Cash Equivalents at Beginning of Period	4,287.4	3,429.3	375.2	176.3
Cash and Cash Equivalents at End of Period	$ 3,730.4	$ 3,254.7	$ 637.7	$ 405.3

* Deere & Company with Financial Services on the equity basis.

The supplemental consolidating data is presented for informational purposes. Transactions between the "Equipment Operations" and "Financial Services" have been eliminated to arrive at the consolidated financial statements.

Deere & Company
Other Financial Information

For the Three Months Ended January 31,	Equipment Operations		Agricultural Equipment		Commercial and Consumer Equipment		Construction and Forestry	
Dollars in millions	2004	2003	2004	2003*	2004	2003	2004	2003
Net Sales	$ 2,912	$ 2,274	$ 1,596	$ 1,279	$ 570	$ 483	$ 746	$ 512
Average Identifiable Assets								
With Inventories at LIFO	$ 6,051	$ 5,825	$ 2,923	$ 3,000	$ 1,398	$ 1,421	$ 1,730	$ 1,404
With Inventories at Standard Cost	$ 7,047	$ 6,758	$ 3,553	$ 3,578	$ 1,610	$ 1,622	$ 1,884	$ 1,558
Operating Profit	$ 198	$ 42	$ 85	$ 3	$ 20	$ 23	$ 93	$ 16
Percent of Net Sales	6.8%	1.8%	5.3%	.2%	3.5%	4.8%	12.5%	3.1%
Operating Return on Assets								
With Inventories at LIFO	3.3%	.7%	2.9%	.1%	1.4%	1.6%	5.4%	1.1%
With Inventories at Standard Cost	2.8%	.6%	2.4%	.1%	1.2%	1.4%	4.9%	1.0%
SVA Cost of Assets	$ (211)	$ (202)	$ (106)	$ (107)	$ (49)	$ (49)	$ (56)	$ (46)
SVA	$ (13)	$ (160)	$ (21)	$ (104)	$ (29)	$ (26)	$ 37	$ (30)

For the Three Months Ended January 31,	Financial Services	
Dollars in millions	2004	2003
Net Income	$ 80	$ 73
Average Equity	$ 2,251	$ 2,126
Return on Equity	3.6%	3.4%
Operating Profit	$ 123	$ 114
Change in Allowance for Doubtful Receivables	$ (2)	$ 6
SVA Income	$ 121	$ 120
Average Equity	$ 2,251	$ 2,126
Average Allowance for Doubtful Receivables	$ 165	$ 152
SVA Average Equity	$ 2,416	$ 2,278
Cost of Equity	$ (108)	$ (107)
SVA	$ 13	$ 13

The Company evaluates its business results on the basis of generally accepted accounting principles. In addition, it uses a metric referred to as Shareholder Value Added (SVA), which management believes is an appropriate measure for the performance of its businesses. SVA is, in effect, the pretax profit left over after subtracting the cost of enterprise capital. The Company is aiming for a sustained creation of SVA and is using this metric for various performance goals. Certain compensation is also determined on the basis of performance using this measure. For purposes of determining SVA, each of the equipment segments is assessed a pretax cost of assets, which on an annual basis is 12 percent of the segment's average identifiable operating assets during the applicable period with inventory at standard cost. Management believes that valuing inventories at standard cost more closely approximates the current cost of inventory and the Company's investment in the asset. Financial Services is assessed a pretax cost of equity, which on an annual basis is approximately 18 percent in 2004 and 19 percent in 2003 of its average equity during the period excluding the allowance for doubtful receivables. The cost of assets or equity, as applicable, is deducted from the operating profit or added to the operating loss of the equipment segments or Financial Services to determine the amount of SVA. For this purpose, the operating profit of Financial Services is net income before income taxes and changes to the allowance for doubtful receivables. The average equity and operating profit of Financial Services is adjusted for the allowance for doubtful receivables in order to more closely reflect credit losses on a write-off basis.

To create SVA using metrics relevant to their daily operations, the Company's equipment segments are targeting an annual operating return on operating assets (OROA) of 20 percent at normal sales volumes, and other returns at other points in the cycle. For purposes of this OROA calculation, operating assets consist of average identifiable assets during the applicable period with inventory at standard cost.

* Agricultural equipment operations for 2003 were restated for the addition of the other equipment operations (special technologies group).